UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired approximately 83.23% of the outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published a quarterly NAV announcement and trading update, factsheet and investor presentation on the London Stock Exchange and its website which included information regarding Grindrod Shipping. Such information is not included as part of, or incorporated by reference in, this 6-K or any of Grindrod Shipping’s public filings or press releases.

TMI’s quarterly NAV announcement referenced above notes that the blended net time charter equivalent (“TCE”) across the TMI and Grindrod Shipping fleet increased c.15% to an average TCE rate of US$11,977 per day for the quarter. At quarter end, the combined average TCE was US$11,996 per day (versus US$10,695 at September 30, 2023).

Overall, the combined Handysize fleet and Supra/Ultramax fleet outperformed the Company's benchmark indices by c.US$1,896 per day (22%) and c.US$2,734 per day (24%), respectively, for the 2023 calendar year. TMI uses adjusted BHSI and BSI Time Charter Average (“TCA”) figures net of commissions and weighted according to average dwt of the Group's combined Handysize and Supra/Ultramax fleets, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: January 26, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer